Exhibit 99.1

PRESS RELEASE

AuRico Gold Reports Increased Production Profile, Record Operating Cash Flow and Record Net Free Cash Flow for the Second Quarter

Ocampo Realized Production up 44%, Cash Costs Down by 26% vs. Q2 2010; Reducing Ocampo Cash Cost Guidance for 2011

Toronto: July 12, 2011: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) is pleased to announce preliminary results that include a significant increase in production as well as record operating cash flow and net free cash flow for the second quarter. During the quarter, the Ocampo mine produced 19% more gold equivalent ounces (realized) as compared to Q1 2011 at cash costs of $340 per realized gold equivalent ounce, resulting in a record margin of 77% or $1,171 per gold equivalent ounce. The Company’s consolidated production for the quarter was augmented by solid production from the El Chanate mine that was acquired effective April 8, 2011.

The Company also announces that based on the continued success in reducing costs at Ocampo during the first six months of the year, the 2011 cash cost outlook previously reported for Ocampo has been decreased to $400-$430 per gold equivalent ounce from $425-$455 at a gold to silver ratio of 55:1.

Second Quarter Highlights

On a consolidated basis, the Company reported:

  Increased quarter-end cash balance by 54% to $102 million as compared to a cash balance of $66 million immediately following the completion of the Capital Gold acquisition, effective April 8, 2011.
  Record revenues of $113 million, a 98% increase over 2010.
  Record operating cash flow of $55 million, a 251% increase over 2010.
  Record net free cash flow of $21 million, a 263% increase over 2010.
  Strong production of 43,652 gold ounces and 1.2 million silver ounces, or 66,120 gold equivalent ounces using the Company’s long-term gold equivalency ratio of 55:1 and 75,022 using the actual gold equivalency ratio of 39:1 realized during the quarter, representing an increase of 53% over the same period in 2010.
  Strong consolidated cash cost performance of $433 per gold equivalent ounce using the Company’s long-term gold equivalency ratio of 55:1. Using the actual gold equivalency ratio of 39:1 realized in the quarter, cash costs were $381, with margins of $1,128 per gold equivalent ounce (75%), representing a decrease of 26% over the same period in 2010.

On an asset basis, the Company reported:

  Effective cost containment initiatives: Cash costs at Ocampo of $399 per gold equivalent ounce using the Company’s long-term gold equivalency ratio of 55:1. Using the actual gold equivalency ratio of 39:1 realized in the quarter, cash costs were $340, with margins of $1,171 per gold equivalent ounce (77%), the highest ever in the history of Ocampo.
  Reduced cash cost guidance at Ocampo: Continued productivity improvements and effective cost containment initiatives at Ocampo have resulted in a $25 per ounce (6%) decrease in the Company’s 2011 cash cost outlook for Ocampo to $400-430 per gold equivalent ounce using the Company’s long-term gold equivalency ratio of 55:1.
  Increased productivity at El Chanate: Upon completing the acquisition of Capital Gold, the Company immediately deployed additional mining equipment to increase material movement rates at El Chanate, which in June was 79% more than the 2010 average. Optimization of the crushing and stacking operation has allowed the facility to recently increase placement rates by almost 30% from 14,000 to approximately 18,000 tonnes per day. The higher stacking rate is expected to positively impact production and cash costs in the latter part of Q3.
  Production resumes at El Cubo: On July 11 processing at the Los Torres mill resumed. In June, mining rates averaged 1,108 tonnes per day, significantly ahead of planned rates. As of July 10, the ore stockpiled ahead of the mill for processing exceeded 75,000 tonnes.
  Success from the 2011 exploration program: Positive results were reported during the quarter from the Ocampo district and the El Chanate mine exploration programs.

“We are very encouraged that second quarter results have continued to build on the positive results reported over the past five quarters. During the quarter, the Company benefited from the higher productivity at Ocampo and a reduction in cash costs, as well as from the initial production contribution from the recently acquired El Chanate mine. As a result, we have delivered one of our strongest production quarters at cash costs well below industry average, and reported record operating and net free cash flows,” stated René Marion, President and Chief Executive Officer. “We begin the second half of the year with over $102 million in cash on-hand and three wholly-owned Mexican mines in production that will contribute to a growing and diversified production profile going forward. AuRico is one of the fastest growing mid-tier precious metal producers in the industry with a solid track record of not only containing operating costs, but reducing them during a period of high inflationary pressures and providing investors with exceptional leverage to strong gold and silver prices.”

Ocampo Key Highlights
  Best ever net free cash flow performance at $28 million
  Lowest ever realized cash costs at $340 per gold equivalent ounce
  Best ever margins at 77% or $1,171 per gold equivalent ounce
  Underground productivity of 1,893 tonnes per day
  Record underground development of 7,520 metres
  Open pit mining rate of 110,532 tonnes per day
  Picacho push-back near completion, currently mining mill-grade ore
  Estrella and Conico push-backs to commence in Q3
  Mill productivity of 3,183 tonnes per day at the Ocampo mill processing facility
  Mill optimization initiatives have increased recoveries to 97% for gold and 88% for silver
  Heap leach tonnes increasing to target levels 10,000 tonnes per day by the end of Q3
  Successful exploration program continues to discover new high grade ores in this prospective mining district
El Chanate Key Highlights
  Material moved from the open pit and stockpiles increased to 67,320 tonnes per day in June, a 79% increase over 2010 average of 37,625 tonnes per day
  Optimization of the crushing and stacking operation has allowed the facility to recently increase placement rates from a nominal 14,000 to approximately 18,000 tonnes per day for an increase approaching 30%. The enhanced stacking rate is expected to impact production and costs in the latter part of Q3
  681,744 tonnes of Run of Mine (ROM) ore moved to the heap leach pad and placed under irrigation in Q2
  6.2 million tonnes of stacked heap leach ore are now under full irrigation
  All crushed and stacked ore is now agglomerated
  12 pieces of new contractor and owner equipment deployed during the quarter
  Exploration program launched with significant results returning composite grades substantially higher than reserve grades

El Cubo Highlights
  Processing resumed at Las Torres Mill on July 11
  Mining rate averaged 1,108 tonnes per day in June, significantly ahead of planned rates
  Over 75,000 tonnes of ore stockpiled ahead of the mill for processing as of July 10
  Development toward the Dolores – Capulin discovery commenced May 1
  Longhole stope drilling commenced in June and capacity will be further increased with the mid July delivery of the first of two new drill rigs purchased. Longhole stoping conversion is expected to lead to greater productivity, lower dilution and decreased costs as demonstrated Ocampo.
  Exploration program to resume in Q3, with immediate follow-up drilling on the Dolores – Capulin discovery
Operational Results

Three Months Ended June 30
(in thousands, except ounces and total cash costs)	Ocampo		El Chanate		El Cubo		Consolidated
	2011	2010	2011(1)	2010	2011	2010	2011	2010
Gold Production	28,781	24,963	14,871	-	-	4,268	43,652	29,231
Silver Production	1,210,798	1,066,998	24,912	-	-	213,203	1,235,710	1,280,201
Gold eq. Production (realized)	59,517	41,362	15,505	-	-	7,593	75,022	48,955
Gold eq. Production (55:1)(3)	50,796	44,363	15,324	-	-	8,143	66,120	52,506
Cash Costs(2) (realized)	$340	$458	$484	-	-	$840	$381	$520
Cash Costs(2) (55:1)(3)	$399	$426	$484	-	-	$781	$433	$484

(1)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.
(2)	Cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.
(3)	Using the Company’s long-term gold equivalency ratio.

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. Its strong pipeline of development and exploration stage projects include the Guadalupe y Calvo advanced development property in Chihuahua State and the Orion advanced development property in Nayarit State, along with six exploration properties throughout Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in AuRico Gold’s Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the grades of additional underground and surface drilling programs at El Chanate, the ability to delineate additional measured and indicated resources or reserves as a result, the suitability of targets for future open pit mining at El Chanate, anticipated future financial and operational performance, the future price of gold and silver, the timing of re-commissioning and re-commencement of production at El Cubo, the de-risking of operations, future exploration results of its exploration and development program at El Chanate and the success of the Company’s exploration approach, the Company’s ability to delineate additional resources and reserves as a result of such program, and the company’s ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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